Cybin Announces Completion of Previously Announced Share Consolidation

TORONTO, CANADA – September 19, 2024 – Cybin Inc. (NYSE American: CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that it has filed articles of amendment to consolidate the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one new Common Share for every 38 existing Common Shares (the “Consolidation”). The Consolidation is effective immediately and trading of the Common Shares reflecting the Consolidation will commence at the opening of trading today.
As a result of the Consolidation, the 759,692,495 Common Shares issued and outstanding prior to the Consolidation have been reduced to approximately 19,991,907 Common Shares, subject to adjustment for treatment of fractional Common Shares. Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional Common Shares.
The exercise price and number of Common Shares issuable upon exercise of the Company’s outstanding Common Share purchase warrants and options have been adjusted in accordance with the Consolidation.
About Cybin
Cybin is a clinical-stage breakthrough neuropsychiatry company on a mission to create safe and effective next-generation therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocin program for the treatment of major depressive disorder and CYB004, a proprietary deuterated dimethyltryptamine program for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the Company on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel

Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com
61689835.2